                                                                                    EXHIBIT 12
CENTRAL HUDSON GAS & ELECTRIC CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
 FIXED CHARGES AND PREFERRED DIVIDENDS

                                                          Year Ended December 31,
                                                1995       1994       1993       1992       1991
   Earnings:
A.  Net Income                                $ 52,722   $ 50,929   $ 50,390   $ 47,688   $ 42,941
B.  Federal Income Tax                          28,687     26,806     27,158     24,363     21,361
C.   Earnings before Income Taxes             $ 81,409   $ 77,735   $ 77,548   $ 72,051   $ 64,302
D.  Total Fixed Charges <F1>                    30,433     32,679     33,820     34,888     37,737
E. Total Earnings                             $111,842   $110,414   $111,368   $106,939   $102,039

   Preferred Dividend Requirements:
F.  Allowance for Preferred Stock
     Dividends Under IRC Sec 247              $  4,903   $  5,127   $  5,562   $  5,544   $  5,659
G.  Less Allowable Dividend Deduction              528        528        528        544        544
H.  Net Subject to Gross-up                      4,375      4,599      5,034      5,000      5,115
I.  Ratio of Earnings before Income
     Taxes to Net Income (C/A)                   1.544      1.526      1.539      1.511      1.497
J.  Pref. Dividend (Pre-tax) (HxI)               6,755      7,018      7,747      7,555      7,657
K.  Plus Allowable Dividend Deduction              528        528        528        544        544
L. Preferred Dividend Factor                     7,283      7,546      8,275      8,099      8,201
M. Fixed Charges (D)                            30,433     32,679     33,820     34,888     37,737

N.  Total Fixed Charges
     and Preferred Dividends                  $ 37,716   $ 40,225   $ 42,095   $ 42,987   $ 45,938

O. Ratio of Earnings to Fixed
    Charges (E/D)                                 3.68       3.38       3.29       3.07       2.70
P. Ratio of Earnings to Fixed Charges
    and Preferred Dividends (E/N)                 2.97       2.74       2.65       2.49       2.22

<F1> Includes a portion of rent expense deemed to be representative of the interest factor.